Exhibit 99.2

VERMILION ENERGY INC. REPORT OF VOTING RESULTS (SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held virtually on May 1, 2024. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated March 13, 2024 (the "Information Circular") available on Sedar+ at www.sedarplus.ca.

An aggregate of 68,572,045 common shares of Vermilion (being 42.64% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at ten (10).

Votes For		Votes Against
Number (#)	Percent (%)	Number (#)	Percent (%)
55,581,185	98.19	1,025,760	1.81

2.	Ordinary resolution to approve the election of the following ten nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

	Votes For		Votes Withheld
Nominee Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Dion Hatcher	55,256,120	97.61	1,350,826	2.39
James J. Kleckner Jr.	55,198,259	97.51	1,408,687	2.49
Carin S. Knickel	54,808,206	96.82	1,798,740	3.18
Stephen P. Larke	55,058,378	97.26	1,548,568	2.74
Timothy R. Marchant	54,904,692	96.99	1,702,254	3.01
Robert B. Michaleski	55,126,782	97.39	1,480,164	2.61
William B. Roby	55,144,904	97.42	1,462,042	2.58
Manjit K. Sharma	54,182,934	95.72	2,424,012	4.28
Myron M. Stadnyk	55,213,269	97.54	1,393,677	2.46
Judy A. Steele	55,076,309	97.30	1,530,637	2.70

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

	Votes For		Votes Withheld
Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Appointment of Auditors	64,899,429	94.64	3,672,616	5.36

4.	Ordinary resolution to approve and confirm By-Law No. 2 as a by-law of the Company.

	Votes For		Votes Against
Name	Number (#)	Percent (%)	Number (#)	Percent (%)
By-Law No. 2	55,480,126	98.01	1,126,818	1.99

5.	Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

	Votes For		Votes Against
Name	Number (#)	Percent (%)	Number (#)	Percent (%)
Executive Compensation	53,552,125	94.60	3,054,818	5.40